🔥Thank you so much to our investors for all of the support you gave us!

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



 dronedek.com   Indianapolis IN   🐦 📘 📷 Ⓥ

Hardware   Technology   Infrastructure   AI   Smart Cities

Highlights

1. 🏆 BEAT AMAZON BY 9 DAYS! We beat the USPS as well to our patent for our next-generation mailbox!

2. 💰 The DRONEDEK market is 160 million addresses. We've raised over $6 million in the recent past!

3. 🚀 We believe DRONEDEK will be the funnel to all delivery. The next great utility.

4. 💯 The DRONEDEK platform will allow all shippers and deliverers access, giving the greatest user experience.

5. 📝 The DRONEDEK intellectual property represents 111 filed claims with the US Patent Office.

5. 📝 The DRONEDEK intellectual property represents 111 filed claims with the US Patent Office.

6. 🤩 DRONEDEK is a platform that people will use as part of their daily lives.

7. 💰DRONEDEK is the new utility. We believe we are forever changing the way delivery happens

8. 🚀Not just a shipping/receiving box. So many conveniences that'll change the way you order and live

Our Team



Dan O'Toole   Chairman and CEO at DRONEDEK Corporation

Securing the DRONEDEK Patents by beating Amazon and some of the largest companies in the world through execution. Patent holder and a strong vision for growth. Three previous corporate exits in my serial entrepreneurship career.

In looking at the future, we determined a huge need for safe, secure, smart delivery. With the market acceleration created via this Coronavirus age, the market opportunity is here now. DRONEDEK...Social Distancing Included!



Neerav Shah   Chief Strategy Officer at DRONEDEK Corporation

Chief Strategy Officer. Tech-Stars-backed venture. Strong drone industry experience and Innovation



and identification of key elements in the Autonomous Delivery Space.



Jackie Byers Chief Financial Officer at DRONEDEK Corporation

Former financial executive with CPA, Big Four public accounting, and CFO / CCO experience in private equity, including expertise with SBICs



Lora OToole VP Business Development at DRONEDEK Corporation

Extensive experience working with startups. AUVSI Indiana chapter treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.



John Ritchison Chief Legal Counsel at DRONEDEK Corporation

Operating officer at General Motors, Portugal Division. Successful acquisition of the DRONEDEK Intellectual Property Portfolio. Strong patent procurement and litigation background.



Greg Beriault VP Governmental Affairs at DRONEDEK Corporation

25 years experience as a Federal Law Enforcement Officer at the US Postal Service. Front-line security and tactics for the NFL. Certified Public Accountant. Extensive governmental interaction and liaison experience with leadership at all levels.



Torrey Bievenour Chief Technology Officer at DRONEDEK Corporation

Product engineering and development. Extensive iteration experience with hi-tech products. Instrumental in the development of several household brand products; from conception to completion.



Stacia O'Toole Vice President at DRONEDEK Corporation

Vast knowledge of innovation and product development. Responsible for key development of features and technology for the DRONEDEK Platform.



Lois Diane OToole Vice President at DRONEDEK Corporation

Significant experience in corporate operations for both privately and publicly held entities. Command of product life-cycle and development strategies.

Smart Phones, Smart Homes, Smart Cars. What About Smart Mailboxes?

DRONEDEK completes the last mile with our **smart, secured receptacle technology**. All of the value gained through the fast, green, convenient and cost effective strategy of delivery by drone or unmanned vehicle can evaporate when your package is compromised. Weather, animals, thieves and more can beat you to your item unless it's safely deposited for you in your smart receptacle!

Origin Story

Back in 2014, the idea of drone delivery was just being thought about. As Dan O'Toole, the founder of DRONEDEK, was returning home from an out of town meeting, his path took him down a rural 2-lane road. As he maneuvered his car down the endless paved road, he looked to his right to notice a drone flying beside him. As he watched the drone with fascination, he begin to wonder how a drone could carry a package to your door and how to safeguard said delivery.

DRONE DELIVERY OPPORTUNITY

PACKAGE THEFT
Packages are easily stolen without a secure receptacle
DRONEDEK secures

PRODUCT DAMAGE
Products can be damaged by human error and weather
DRONEDEK's cushioned

SPEED OF DELIVERY
Deliveries can be delayed or missed via standard delivery
DRONEDEK simplifies drone

packages with a motorized locking door
platform and weatherproof insulation prevents damage
delivery to expedite last-mile fulfillment

First Patent Issued!

Dan O'Toole had an idea. What separates an idea from reality is execution. Dan's belief is that when one person has an idea, ten people have the same idea. Upon returning home from his business trip, he worked daily for hours on end to add every feature and benefit that could possibly be added to the DRONEDEK Vision. Within a week, he filed for a United States Utility Patent. Now the waiting game had begun.



PATENTED

Patent Issued! DRONEDEK's licensing agreement includes the original 2017 patents awarded to Dan O'Toole. As a result DRONEDEK's license is for smart, safe and secured drone delivery and includes the first utility patent for secured drone delivery. As it would turn out, O'Toole's patents and DRONEDEK licensing agreement had **beaten Amazon by just nine days, the US Postal Service by some two weeks and others by just 22 days.** Since, the DRONEDEK licensing agreement has expanded by O'Toole's second granted patent in October of 2019 with additional patents currently up for examination with the USPTO.

FUTURE OF DELIVERY
$1
Drone Delivery
91% 5lbs
or less, able to be delivered by drone
$2
Traditional Delivery
100M Items
Purchased Online Daily
$1B Savings
Every 11 Days
Reduced
Greenhouse Gases



DRONEDEK: Licensing For The First-Position Patented Solution For The Future of Drone Delivery

Each day there are **100 million items purchased** on the internet. 91% or 91 million of those items are 5 pounds or less, making them "drone deliverable". Parcel delivery is easily the single fastest growing facet of the logistics industry. Every day in the US, there are 1.7 million delivered packages stolen. As autonomous delivery becomes a "thing" there is a need right now for the convenience of smart, secure delivery, whether conventional or otherwise.

Enter DRONEDEK. Using drone delivery can reduce overall delivery costs on applicable packages, with potential savings within the shipping economy of **$1 Billion every** 11 days. In addition to this, greenhouse gases and traffic congestion can be heavily reduced.











Solar Powered
Charging Station
Weather Proof
Heated Door





THE SMART
MAILBOX
DRONEDEK
FOR A NEW AGE
OF DELIVERY
Printing Capability & Tag and Track
Capacity Adjustable
Climate Controlled

DRONEDEK
FEATURE LIST
Package Security
Weather Proof
Remote Access & Bluetooth Enabled
Standard Manual Delivery
Climate Controlled
GPS Location Enabled
Printing Capability & Tag and Track
Capacity Adjustable
Security, Live Streaming & Cargo Cameras
Charging Station
Solar Powered
Heated Door
Docusign Enabled
Connectivity, Data Collection & Reverse Logistics

Features

DRONEDEK has the capacity to both ship and receive your items. DRONEDEK is a platform-agnostic product that is able to ship and receive via robotic delivery, aerial drone delivery, unmanned-vehicle delivery and of course conventional delivery. DRONEDEK features a variety of tech features to make it the most advanced drone delivery receptacle on the market. These features include:

- *Heated Motorized Door*
- *Cushioned platform to prevent package damage*
- *Lowering platform for increased package capacity*
- *Climate Controlled for food/beverage/pharmaceuticals*
- *Letter Slot for Traditional Mail*
- *Sensor Detection for biohazards and explosives with emergency service reporting*
- *UV Disinfection*
- *Solar Panel for onboard power*
- *Drone Charging*

Communication Features

- *GPS Communication*
- *Drone Status*
- *Bluetooth*
- *Two-Way Speaker System*
- *DocuSign compatible for acceptance of delivery*

Security Features

- *Mounted Security Camera*
- *Passcode/Key/Fob Access*
- *Encrypted Access*
- *Ability to "Paint" Targets for Tag and Track*

DRONEDEK Market Opportunity

DRONEDEK The Next Big Thing
Share





Consider that there are 160 million addresses and each day 4,000 new addresses

Patent Issued! DRONEDEK's licensing agreement includes the original 2017 patents awarded to Dan O'Toole. As a result DRONEDEK's license is for smart, safe and secured drone delivery and includes the first utility patent for secured drone delivery. As it would turn out, O'Toole's patents and DRONEDEK licensing agreement had beaten Amazon by just nine days, the US Postal Service by some two weeks and others by just 22 days. Since, the DRONEDEK licensing agreement has expanded by O'Toole's second granted patent in October of 2019 with additional patents currently up for examination with the USPTO.

■ *FUTURE OF* DELIVERY

$1
Drone Delivery   *100M Items*

join us on our journey to making our product the gold standard for residences and businesses all across the United States. In a large and ever-expanding marketplace and a need for more efficient last-mile fulfillment, we believe DRONEDEK is the answer. With our strong patent portfolio at the forefront of this field, multiple potential revenue streams, and an experienced leadership team, we are set up for success. The world is an ever-changing place. The next big seismic shift in last-mile logistics is set to take place imminently and DRONEDEK is at the precipice. We are building out the next great utility. While the drone will be the commodity, DRONEDEK, the safe, secure, smart mailbox of drone and autonomous delivery will be the piece of real estate where all delivery terminates. Recognizing an opportunity in the moment is the key to successful investing. Is this your moment? The sky's the limit, so come fly with us!

Thank you for your consideration, and please view the Q&A below for more information.

TEAM + STORY



TEAM + STORY
DAN O'TOOLE
Chairman + CEO
Patent holder and a strong vision for growth. Three previous corporate exits in my serial entrepreneurship career
3 Successful Exits
FMUSA
JOHN RITCHISON
Corporate Counsel
Operating officer of a European division of General Motors and successful acquisition of the DRONEDEK Intellectual Property
4 Successful Exits
gm
NEERAV SHAH
Chief Strategy Officer
Tech-Stars-backed venture. Strong drone industry experience and innovation and identification of key elements in the Autonomous Delivery Space.
1 Successful Exit
AEROTRONIC
JACKIE BYERS
Chief Financial Officer
Former financial executive with CPA, Big Four public accounting, and CFO / CCO experience in private equity, including expertise with SBICs.
LORA O'TOOLE
VP Business Development
Extensive experience working with startups. AUVSI Indiana chapter treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.
DRONEDEK / THE SMART & SECURE MAILBOX













